UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 26, 2016

LogMeIn, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34391	20-1515952
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

320 Summer Street Boston, Massachusetts	02210
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (781)-638-9050

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On July 26, 2016, LogMeIn, Inc. (the “Company”), Lithium Merger Sub, Inc., a wholly owned subsidiary of the Company (“Merger Sub”), Citrix Systems, Inc. (“Citrix”) and GetGo, Inc. (“GetGo”), a wholly owned subsidiary of Citrix, entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Company will combine with Citrix’s GoTo family of products (the “GoTo Business”) in a Reverse Morris Trust transaction.

Immediately prior to the Merger (as defined below) and pursuant to a Separation and Distribution Agreement, dated as of July 26, 2016, among the Company, Citrix and GetGo (the “Separation Agreement”), Citrix will, among other things, transfer the GoTo Business to GetGo and its subsidiaries (the “Reorganization”) and, thereafter, will distribute (the “Distribution”) to the Citrix common stockholders all of the issued and outstanding shares of common stock, par value $0.01 per share, of GetGo (the “GetGo Common Stock”), as further described below.

Immediately following the Distribution, in accordance with and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into GetGo (the “Merger”), with GetGo continuing as the surviving company in the Merger and as a wholly owned subsidiary of the Company.

Upon consummation of the transactions contemplated by the Merger Agreement, each share of GetGo Common Stock outstanding will automatically be converted into one share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) such that former holders of GetGo Common Stock will own 50.1% of the issued and outstanding Company Common Stock on a fully diluted basis following the Merger in the aggregate, and the existing holders of Company Common Stock will own the remaining 49.9% of the issued and outstanding Company Common Stock on a fully diluted basis following the Merger in the aggregate.

Separation Agreement

The Separation Agreement governs the rights and obligations of Citrix and GetGo regarding the Reorganization, and provides, among other things, for the transfer by Citrix to GetGo of certain assets, and the assumption by GetGo of certain liabilities, related to the GoTo Business. The Separation Agreement also governs the rights and obligations of Citrix and GetGo regarding the Distribution. At Citrix’s election, the Distribution may be effected by means of a pro-rata distribution of GetGo Common Stock to Citrix’s stockholders or through an exchange offer of currently issued and outstanding shares of common stock of Citrix for GetGo Common Stock, which would be followed by a pro rata, clean-up distribution of any unsubscribed shares.

The Separation Agreement also sets forth other agreements between Citrix, GetGo and the Company related to the Distribution, including provisions concerning the termination and settlement of intercompany accounts and obtaining of necessary governmental approvals and third-party consents. The Separation Agreement also sets forth agreements that govern certain aspects of the relationship between Citrix, GetGo and the Company after the Distribution, including provisions with respect to release of claims, indemnification, insurance, access to financial and other information and access to and provision of records. The parties have mutual ongoing indemnification obligations following the Distribution with respect to losses related to the GoTo Business and Citrix business, respectively.

Consummation of the Distribution is subject to the satisfaction or waiver of all conditions under the Merger Agreement.

Agreement and Plan of Merger

The Merger Agreement provides that, immediately following the consummation of the Distribution, Merger Sub will merge with and into GetGo, with GetGo surviving the Merger as a wholly owned subsidiary of the Company. The combination will result in equity holders of Citrix receiving an aggregate of approximately 27.6 million shares of Company Common Stock, valued at approximately $1.8 billion based on the Company’s closing stock price of $65.31 on July 25, 2016.

The Merger Agreement provides that, in connection with the Merger, the Company’s Board of Directors will be comprised of nine members, and that four persons selected by Citrix and satisfactory to the Company will be appointed to Company’s Board of Directors.

The Merger Agreement contains customary representations and warranties made by each of Citrix, the Company and Merger Sub. Citrix and the Company have also agreed to various covenants in the Merger Agreement, including, among other things, covenants (i) to conduct their respective material operations in the ordinary course of business consistent with past practice, (ii) not to take certain actions prior to the closing of the Merger without the prior consent of the other, (iii) with respect to Citrix and its affiliates only, not to compete with the GoTo Business for a period of three years after the closing of the Transaction and (iv) not to solicit employees of the other party for a period of two years after the closing of the Merger.

In addition, the Company has agreed (i) to cause a stockholder meeting to be held for the purpose of voting upon the issuance of shares of Company Common Stock pursuant to the Merger (the “Stock Issuance”), (ii) not to solicit alternative transactions and (iii) subject to certain exceptions, to recommend that the Company’s stockholders vote in favor of the Stock Issuance and not to engage in any negotiations or discussions relating to any alternative transactions.

Consummation of the Merger is subject to various conditions, including, among others, (i) the Reorganization and the Distribution having taken place in accordance with the Separation Agreement; (ii) the effectiveness of the Company’s registration statement registering the Company Common Stock to be issued pursuant to the Merger Agreement, and any other required Registration Statement (as defined in the Merger Agreement); (iii) approval of the Stock Issuance by the requisite vote of the Company’s stockholders; (iv) expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and approval by the Competition and Markets Authority in the United Kingdom; (v) consent of the Federal Communications Commission and certain other state communications authorities; and (vi) receipt of opinions of counsel with respect to the tax-free nature of the proposed transaction. The parties have agreed to use their respective reasonable best efforts to obtain all necessary regulatory approvals for the Merger. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

The Merger Agreement provides for certain mutual termination rights of the Company and Citrix, including the right of either party to terminate the Merger Agreement: (i) if the Merger is not consummated prior to July 26, 2017, which date may be extended to October 26, 2017 by either party under certain circumstances (the “Outside Date”); (ii) if a Governmental Order (as defined in the Merger Agreement) permanently enjoining the consummation of the Merger shall have been issued; (iii) if the approval of the Stock Issuance has not been obtained at a duly convened meeting of the Company’s stockholders held therefor; or (iv) in the event that the other party breaches any of its representations, warranties, covenants or other agreements in the Merger Agreement (and, in the case of Citrix, in the Separation Agreement) such that certain closing conditions are not able to be satisfied, and such breach is not cured within 30 days of notice of such breach by the other party.

In addition, Citrix may terminate the Merger Agreement (i) if the Company’s board of directors has changed its recommendation that the Company’s stockholders approve the Stock Issuance (provided that such termination must be elected by Citrix within 30 days of receiving notice from the Company of a change in recommendation if such change is in connection with a Competing Parent Transaction (as defined in the Merger Agreement); (ii) if the Company fails to include the recommendation of the Company’s board of directors that the Company’s stockholders approve the Stock Issuance in the proxy statement; (iii) if the Company has failed to convene a meeting of the Company’s stockholders for the purpose of voting on the Stock Issuance at least 60 days prior to the termination date or (iv) if the Company fails to comply in all material respects with certain obligations with respect to not soliciting competing proposals.

If the Merger Agreement is terminated by Citrix pursuant to clauses (i), (ii), (iii) or (iv) in the preceding paragraph, then the Company is obligated to pay Citrix a fee equal to $62 million (the “Termination Fee”). Further, (a) if the Merger Agreement is terminated (i) by Citrix or the Company if the Company’s stockholders do not approve the Stock Issuance, (ii) by Citrix or the Company if the Merger Agreement is not consummated by the applicable

Outside Date or (iii) by Citrix if the Company has committed an uncured or incurable breach of the Merger Agreement that would cause any of the conditions to the closing of the transaction not to be satisfied, (b) prior to such termination but after the date of the Merger Agreement a Competing Parent Transaction (as defined in the Merger Agreement) has been publicly announced (and not publicly withdrawn) or otherwise communicated to the Company’s Board of Directors or management (and not withdrawn) and (c) within 12 months after the date of such termination, the Company enters into an agreement contemplating such Competing Parent Transaction (regardless of whether such Competing Parent Transaction is ultimately consummated) or the Company enters into an agreement contemplating any other Competing Parent Transaction and such other Competing Parent Transaction is ultimately consummated, then the Company shall also be obligated to pay the Termination Fee to Citrix. In addition, the Merger Agreement provides that the Company will reimburse Citrix’s and GetGo’s expenses in an amount up to $10 million if the Merger Agreement is terminated by either party because the Company’s stockholders do not vote to approve the Stock Issuance (which amounts will be deducted from the Termination Fee if the Termination Fee later becomes payable).

Certain additional agreements have been or will be entered into in connection with the transactions contemplated by the Merger Agreement and the Separation Agreement, including, among others:

•	a License Agreement, among Citrix, GetGo and the Company, pursuant to which (i) Citrix will grant GetGo a non-exclusive license to certain intellectual property owned by Citrix and its subsidiaries and related to the GetGo business and (ii) GetGo will grant Citrix a non-exclusive license to certain intellectual property owned by GetGo and its subsidiaries;
•	an Employee Matters Agreement among the Company, GetGo and Citrix, which will govern, among other things, Citrix, GetGo and the Company’s obligations with respect to current and former employees of the GoTo Business;
•	a Transition Services Agreement between Citrix and GetGo, pursuant to which each party will, on a transitional basis, provide the other party with certain support services and other assistance after the Distribution and Merger;
•	a Tax Matters Agreement among the Company, GetGo and Citrix, which governs, among other things, Citrix, GetGo and the Company’s respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of tax returns, responsibility for and preservation of the expected tax-free status of the transactions contemplated by the Separation Agreement and certain other tax matters; and
•	a Loan Agreement between the Company and Citrix, pursuant to which Citrix will provide the Company with a line of credit of financing of up to $25 million for the two-year period following the consummation of the transaction.

The above descriptions of the transaction documents have been included to provide investors and security holders with information regarding the terms thereof. They are not intended to provide any other factual information about the Company, Lithium Merger Sub, Citrix, GetGo, their respective subsidiaries and affiliates, or the GoTo Business. The Merger Agreement contains representations and warranties of the Company, Merger Sub and Citrix. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure letters that the parties have exchanged in connection with signing the Merger Agreement as of a specific date. Moreover, the representations and warranties in the Merger Agreement were made solely for the benefit of the other parties to the Merger Agreement and were used for the purpose of allocating risk among the respective parties. Therefore, investors and security holders should not treat them as categorical statements of fact. Moreover, these representations and warranties may apply standards of materiality in a way that is different from what may be material to investors and were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement and are subject to more recent developments. Accordingly, investors and security holders should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about the Company, Citrix and their subsidiaries that the respective companies include in reports and statements they file with the Securities and Exchange Commission.

Voting Agreement

Simultaneously with and as a condition to the execution of the Merger Agreement, Citrix entered into a voting agreement (the “Voting Agreement”) with Michael Simon, the Chairman of the Company’s Board of Directors and former Chief Executive Officer of the Company. Mr. Simon is the beneficial owner of more than 3% of the currently outstanding Company Common Stock. Pursuant to the Voting Agreement, Mr. Simon has agreed, among other things, to vote his shares in favor of the Stock Issuance.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On July 26, 2016, the Board of Directors of the Company approved an amendment (the “Bylaw Amendment”) to the Second Amended and Restated Bylaws of the Company (the “Bylaws”), which became effective immediately. The Bylaw Amendment added a new Article VII to the Bylaws which provides that, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for certain legal actions involving the Company will be a state or federal court located within the State of Delaware. The foregoing description of the changes made in the Bylaws is qualified in its entirety by reference to the full text of the Bylaw Amendment, a copy of which is filed herewith as Exhibit 3.1 and incorporated herein by reference.

Item 7.01	Regulation FD Disclosure

On July 26, 2016, the Company also announced that its Board of Directors has declared a cash dividend of $0.50 per share of common stock. The dividend is payable to the Company’s shareholders of record as of August 8, 2016, and is expected to be paid on August 26, 2016. Although the Company has not adopted any plan or policy relating to paying dividends, the Company further announced that it intends to declare and pay two additional cash dividends, as permitted by the Merger Agreement. One dividend is expected to be declared and paid prior to the consummation of the transaction and the other dividend is expected to be declared and paid in connection with the consummations of the transaction, subject to the Merger Agreement being in effect and the consummation of the transactions contemplated thereby.

On July 26, 2016, the Company and Citrix jointly issued a press release in connection with the Merger. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

On July 26, 2016, the Company posted on its website, www.logmein.com, under “Investor Relations Home — Presentations & Events,” an investor presentation (the “Investor Presentation”), that includes, among other matters, information related to the transactions described above. A copy of the Investor Presentation posted by the Company is furnished as Exhibit 99.2 hereto and is incorporated into this Item 7.01 by reference.

(d)	Exhibits

3.1	Amendment to Second Amended and Restated Bylaws of the Company

99.1	Press Release, dated July 26, 2016, jointly issued by LogMeIn, Inc. and Citrix Systems, Inc.

99.2	Investor Presentation, July 26, 2016

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this filing constitutes forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the proposed merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the Company’s intention to declare future dividends and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of the Company, GetGo and Citrix and are subject to significant risks and uncertainties outside of the Company’s control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that the Company’s stockholders may not approve the issuance of the Company common stock in connection with the proposed merger, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger, including Citrix’s distribution of the shares of GetGo, may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed transactions, (6) failure to realize the estimated synergies or growth from the proposed transactions or that such benefits may take longer to realize than expected, (7) risks related to unanticipated costs of integration of GetGo by the Company, (8) the effect of the announcement of the proposed transactions or the consummation of the proposed transactions on the ability of the Company and Citrix to retain and hire key personnel and maintain relationships with their key business partners and customers, and on their operating results and businesses generally, (9) the length of time necessary to consummate the proposed transactions, (10) adverse trends in economic conditions generally or in the industries in which the Company and Citrix operate, (11) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (12) the Company’s ability to compete effectively and successfully and to add new products and services, (13) the Company’s ability to successfully manage and integrate acquisitions, (14) the ability to attract new customers and retain existing customers in the manner anticipated, (15) unanticipated changes relating to competitive factors in the parties’ industries, and (16) the business interruptions in connection with the Company’s technology systems. Discussions of additional risks and uncertainties are contained in the Company’s, Citrix’s and GetGo’s filings with the U.S. Securities and Exchange Commission (the “SEC”). None of the Company Citrix or GetGo is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This filing is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction, the Company and GetGo intend to file registration statements with the SEC. The Company will also file a proxy statement. Citrix stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and the Company’s stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about the Company, GetGo, Citrix and the proposed transactions. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Citrix upon written request to, Investor Relations, 851 Cypress Creek Road, Fort Lauderdale, FL 33309, or by calling (954) 229-5758 or upon written request to LogMeIn, Investor Relations, 320 Summer Street, Boston, MA 02210 or by calling (781) 897-0694.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of the Company. However, the Company, Citrix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of the Company in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of the Company in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Citrix may be found in its Annual Report on Form 10-K filed with the SEC on February 18, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 29, 2016. Information about the directors and executive officers of the Company may be found in its Annual Report on Form 10-K filed with the SEC on February 19, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 8, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LOGMEIN, INC.

Date: July 26, 2016	By:	/s/ Michael J. Donahue
Name: Michael J. Donahue Title: Senior Vice President, General Counsel and Secretary

LOGMEIN, INC.

Exhibit Index

Exhibit Number	Description of Exhibit

3.1	Amendment to Second Amended and Restated Bylaws of the Company

99.1	Press Release, dated July 26, 2016, jointly issued by LogMeIn, Inc. and Citrix Systems, Inc.

99.2	Investor Presentation, July 26, 2016